September 24, 2007

Max A. Webb
Assistant Director
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-3561

Re:	Organic To Go Food Corporation Amendment No. 1 to Registration Statement on Form SB-2 Filed September 7, 2007 File No. 333-144566

Dear Mr. Webb:

We submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), received by a letter dated September 19, 2007 relating to Organic To Go Food Corporation’s Amendment No. 1 to Registration Statement on Form SB-2, filed on September 7, 2007 (File No. 333-144566).

We appreciate your comments to assist us in our compliance with the applicable disclosure requirements and we are committed to providing you with the information you requested on a timely basis.

Set forth below are the Staff’s comments followed by our responses, which are numbered to correspond with the numbers set forth in the Staff’s comment letter.

Amendment No. 1 to Registration Statement on Form SB-2

Management’s Discussion and Analysis, page 15

Six months ended June 30, 2006 and 2007, page 18

Operating Expenses, page 18

1.
Please tell in greater detail the facts and circumstances surrounding the $237,000 store closing accrual. In your response, tell us if you have or plan to dispose of any assets and the accounting for the disposal.

Response: In response to the Staff’s comment, we have revised the section entitled Management’s Discussion and Analysis of Financial Condition and Results of Operations (the “MD&A”).

Notes to the June 30, 2007 Condensed Consolidated Financial Statements, page F-25

Note 3: Reverse Merger with Public Shell Company, ..., page F-30

2.
Please disclose the number of common shares issued for the acquisition of Organic Holding Company, Inc. In addition, disclose the number of options or warrants to purchase shares of Organic Holding Company common stock that were converted into an option or warrant to purchase shares of SP Holding Company (Now Organic to go Food Corporation), the number of common shares issued for Organic Holding Company, Inc. preferred stock, and the amount of common shares issued in the redemption of Organic Holding Company’s convertible promissory note.

Response: In response to the Staff’s comment, we have revised the notes to the financial statements.

Other

Financial Statements of Businesses Acquired

3.
Refer to prior comment 19. We were unable to locate the audited financial statements of Vinaigrettes as of and for the nine months ended September 30, 2006 that you say were filed as an exhibit to your current report on Form 8-K dated February 12, 2007. Please provide the required audited financial statements in an amended Form SB-2.

Response: In response to the Staff’s comment, we have revised the Form SB-2 to include the audited financial statements of Vinaigrettes as of and for the nine months ended September 30, 2006.

In connection with responding to the Staff’s comments, we acknowledge that:

•	The adequacy and accuracy of the disclosure in the filing is the responsibility of the registrant.

•
The registrant acknowledges that Staff comment or changes in response to Staff comment in the proposed disclosure in the registration statement do not foreclose the Commission from taking any action with respect to the filing.

•	The registrant also represents that Staff comment may not be asserted as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We trust that you will find the foregoing responsive to the Staff’s comments. If you have any further questions or comments, please contact Gerald Chizever, Esq. at Loeb & Loeb LLP, counsel to the undersigned, at (310) 282-2000.

Organic To Go Food Corporation

/s/ Paul Campbell
Paul Campbell Chief Financial Officer

cc:	Gerald Chizever, Esq.
Lawrence Venick, Esq.